

July 19, 2011

Via E-mail
Matthew J. Audette
Chief Financial Officer
E*Trade Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, New York 10020

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-11921**

Dear Mr. Audette:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 8

We will continue to experience losses in our mortgage portfolio, page 8

1.   Please expand this discussion to discuss the characteristics of your loan portfolio that increase the risk of loss. For example, disclose the percentage of your loan portfolio relating to LTV/CLTV greater than 90%; the percentage of the portfolio with no or low documentation, the percentage of borrowers with current FICO scores less than 700, and the percentage that was purchased from a third party.

<u>Risks associated with principal trading transactions could result in trading losses, page 12</u>

2.   We note that a majority of your market making revenues are derived from trading as a principal. We also note that you may incur trading losses relating to the purchase, sale or short sale of securities for your own account. Based on disclosures here and in various parts of your filing, it is not clear how much of your market making revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

<u>Our international Operations subject us to additional risks and regulations, which could impair our business growth, page 12</u>

3.   Please expand this discussion to identify your material international operations and the additional risks and regulations applicable to these operations. Additionally, describe the consequences of non-compliance.

<u>The OTS may request that we raise additional capital to support E*Trade Bank or to further reduce debt. If we are unable…, page 14</u>

4.   We note your statement that you could face negative regulatory consequences if you are unable to comply with the capital plan or are unable to raise additional cash equity to be contributed as capital to E*Trade Bank or to further reduce debt. Please expand your discussion to identify the actions you need to take to be in compliance with the capital plan and quantify the amounts the amount of equity you need to raise and/or debt you must reduce. Additionally, describe the potential negative consequences you may face if you are unable to comply.

<u>Liquidity and Capital Resources, page 54</u>

5.   We note that you present corporate cash and consolidated cash as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of corporate cash and consolidated cash on a daily basis, please also disclose the average amount of corporate cash during the period and consider disclosing another metric of any other liquid assets. Additionally, given the significant change in corporate cash from year to year, and possibly as of the balance sheet date versus average balance

during the period, plus provide further qualitative discussion driving changes in the balance.

Risk Management, page 59

Credit Risk Management, page 59

6.   On page 60, we note that your credit risk committee uses detailed tracking and analysis to measure credit performance and reviews and modifies credit policies as appropriate. To enhance the transparency of your disclosure, please further expand your disclosure to discuss the type of tracking and analysis performed by the credit risk committee in monitoring the company's credit risk.

Loss Mitigation, page 60

7.   We note that you process minor modifications on a number of loans through traditional collections actions taken in the normal course of servicing delinquent accounts. These actions typically result in an insignificant delay in the timing of payments; therefore, you do not consider such activities to be economic concessions to the borrowers. Please tell us, and disclose in future filings, the carrying value of such loans for the year ended December 31, 2010 and 2009 and clarify whether these loans are classified as nonperforming or performing loans. Finally, we note your disclosure on page 50 of your March 31, 2011 Form 10-Q that the adoption of the new accounting guidance for TDRs will not have a material impact on your financial condition, results of operations or cash flows. Please clarify whether the adoption of this guidance affects your conclusion as to whether these loans will be considered TDRs.

Concentrations of Credit Risk, page 61

8.   We note that your home equity loan portfolio is primarily second lien loans on residential real estate properties, which have a higher level of credit risk than first lien mortgage loans. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

- Describe the terms of the home equity loan in more detail. For example, tell us how long the draw periods are for the loans and provided data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Summary of Critical Accounting Policies and Estimates, page 71

Allowance for Loan Losses, page 71

9.   We note that you identified the following three portfolio segments: one-to four-family, home equity, and consumer and other loan portfolios. Explain to us why you have not further disaggregated your portfolio segments into classes of receivables as required by ASC Topic 310-10.

10.   We note your disclosure that the additional protection provided by mortgage insurance has been factored into the expected loss on defaulted mortgage loans. Please respond to the following regarding your use of mortgage insurance:

- Tell us in more detail about the types of mortgage insurance you have purchased, including whether the mortgage insurance transfers with the loan if it is sold;

- Clarify how mortgage insurance recoveries are reflected in your financial statements. For example, tell us whether the recoveries are a reduction of provision for loan losses or some other line item as well as whether you reflect a receivable from the mortgage insurer; and
- Tell us whether you have experienced rejections of claims from your mortgage insurers, and if so, how that is being factored into your allowance.

Item 8 – Financial Statements and Supplementary Data, page 92

Note 1 – Basis of Presentation, page 102

11.   We note your disclosure that you report corporate interest income and corporate interest expense separately from operating income and operating expense since you believe this provides a clearer picture of the financial performance of your operations. You also state that corporate debt, which is the primary source of corporate interest expense, has been issued primarily in connection with the recapitalization transactions and past acquisitions. Given that these acquisitions are fully integrated into your business operations, tell us why you believe the historical cost of these businesses should not be fully integrated into you operations as part of operating interest expense. Additionally, it is unclear why the costs associated with the recapitalization would not be considered as part of your ongoing operating interest expense given that without it, you may not have been operating in the same fashion. Please advise.

Loans, net, page 104

12.   We note your disclosure on page 104 that non-performing loans return to accrual status when the loan becomes less than 90 days past due. Please explain why you reclassify the loan as soon as it becomes less than 90 days past due, as opposed to when the payments were fully up to date and the loan balance was current.

13.   Please clarify how you met the disclosure requirements within ASC 310-10-50-5B as it requires you to disclose the information in ASC 310-10-50-6 through 50-7 by class of financing receivable.

Note 5 – Fair Value Disclosures, page 113

Nonrecurring Fair Value Measurements, page 119

14.   We note the charge-off amount for both one- to four- family and home equity loans in the loan balance in excess of the estimated current property value less costs to sell. Please expand your disclosure to discuss the methods used in determining the fair value of the property underlying the loan. Please also disclose the following:

- How and when updated third party valuations are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs.

- Whether you make any adjustments to third party valuations and why.

- Type of appraisal, such as "retail value" or "as is" value.

- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving and updated third party valuation. For example, consider disclosing whether the loans are returned to performing status or whether they remain as nonperforming.

- Procedures performed between receipts of updated third party valuations to ensure impairment of loans measure of impairment based on collateral value are measured appropriately.

Allowance for Loan Losses, page 105

15.   In future filings, please revise your disclosure to discuss the risk characteristics relating to your consumer and other loan portfolio segment as required by ASC 310-10-50-11B(a)(2).

16.   We note your disclosure on page 105 that once your one-to four-family and home equity loan portfolios are separated into risk segments based on key risk factors, probable losses are determined with expected loss rates in each segment. Please revise your disclosure to provide additional discussion as to how you utilize this data to determine the incurred losses for these portfolios and how this data interacts with your disclosure that typically

your allowance for loan losses is equal to management's estimate of loan charge-offs in the twelve months following the balance sheet date.

Note 7 – Loans, net, page 127

Credit Quality, page 129

17.   We note that you provide several credit quality indicators for your one-to four-family and home equity portfolios, but you do not provide any credit quality indicators for your consumer and other segment. Given that this portfolio segment makes up 9% of your loan portfolio as of December 31, 2010, please disclose the indicators used to monitor the credit quality of this portfolio in accordance with ASC 310-10-50-29.

Impaired Loans – Trouble Debt Restructuring, page 131

18.   We note that your definition of impaired loans is when it is probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement. You also state that upon a loan being classified as a TDR, such loan is categorized as impaired. Please clarify whether you have other loans besides TDRs classified as "impaired loans" and if not, why not based on your definition. Additionally, please clarify why you have not identified any of your consumer and other loans as impaired and clarify any difference between impaired loans and your definition of nonperforming loans on page 130. As part of your revised disclosure, describe the factors considered in determining classification of an impaired loan.

19.   Refer to page 132. We note that average recorded investment in TDR loans was $860.2 million and $309.8 million for the years ended December 31, 2010 and 2009, respectively. In future filings, please disclose how you calculated the average recorded investment in your impaired loans.

20.   We note that you disclosed interest income recognized on a cash basis for impaired loans for the periods ended December 31, 2010 and 2009. In future filings, please also disclose the related interest income on an accrual basis, if any. Refer to ASC 310-10-50-15(c)(2).

Note 16 – Income Taxes, page 147

Deferred Taxes and Valuation Allowance, page 149

21.   We note your disclosure that you did not provide a valuation allowance against the federal deferred tax assets as you believe that it is more likely than not that all of the assets will be realized. Your analysis considers the fact that you are in a cumulative book taxable loss position as of the three year period ended December 31, 2010 as well as the fact that the tax ownership change that occurred during 2009 will extend the period of time it will take to fully utilize your pre-ownership change NOLs. Please respond to the following:

- Please tell us the specific assumptions you made in your analysis, including the amount of projected net income for the periods over which you expect to utilize your deferred tax assets. As part of your response, please address when your analysis shows that credit losses will subside so that significant levels of taxable income will be generated on a consolidated basis.

- To the extent that you were required to project income levels beyond five to seven years to utilize all of your deferred tax assets, please tell us how you concluded that you had a sufficient basis to project income levels so far into the future.

- You state that because in 2010 you generated taxable income consistent with your forecast that you believe you have the ability to continue to rely on your forecasts of future taxable income and overcome the uncertainty created by the cumulative loss position. Please tell us whether your projections about taxable income levels were consistent with your expectations regarding 2009 taxable income. Additionally, tell us how your projections regarding the six months of 2011 have performed compared to actual taxable income levels.

- We note that your estimated future taxable income is based on management approved forecasts. Please tell us whether these forecasts are also discussed with your Board of Directors or banking regulators.

- Please tell us whether your analysis incorporates any tax planning strategies being available, and if so, the nature of those strategies.

Note 22 – Commitments, Contingencies and Other Regulatory Matters, page 160

22.   You have disclosed on page 162 that in view of the inherent difficulty of predicting the outcome of your legal proceedings, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, you cannot reasonably estimate the loss or range of loss related to such matters. However, we note that several of these matters have been ongoing for several years and thus it would appear a more transparent discussion of the reasonably possible loss or range of possible losses for at least some of these cases, which can be done on an aggregate basis, is required so that investors may better understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please revise your disclosure in future filings.

Guarantees, page 165

23.   We note that you have determined that quantifying the potential liability exposure relating to your mortgage repurchase reserve is not meaningful due to the nature of the standard representations and warranties, which have resulted in a minimal amount of loan repurchases. We do not believe that the criterion "not meaningful" is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes, Assistant Director at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant